Exhibit 99.3

Efficacy: Progression Free Survival (PFS) was the primary measure of efficacy. Both first- and second-line responding patients were determined to have progression of disease (PD) on the basis of: 2 serum values of CA-125 = 2× ULN performed at least 1 week apart, regardless of computed tomography (CT) scan results, based on Gynecologic Cancer Intergroup (GCIG) criteria, or increasing clinical or radiological evidence of disease since study entry, regardless of serum CA-125 per Response Evaluation Criteria in Solid Tumors (RECIST) criteria. Safety: General laboratory values, physical examinations, vital signs, concomitant medications, and Adverse Events (AEs) evaluated according to the National Cancer Institute (NCI) Common Toxicity Criteria for Adverse Events V4.0. Study of autologous dendritic cell therapy targeting mucin 1 as a treatment for the maintenance of ovarian cancer patients in remission Background: CVac is an autologous cellular therapy targeted to elicit a T cell response to tumors that over-express mucin 1 such as epithelial ovarian cancer (EOC). CAN-003 is a randomized, open-label, Phase 2b trial evaluating the safety and efficacy of CVac given as a single agent to EOC patients who are in complete remission (CR) following first- or second-line chemotherapy. Goh J1, Mason J2, Chan J3, Moradi M4, Berek J5, Beningno B6, Mileshkin L7, Recio F8, Tchabo N9, Rossi E10, Eisenberg P11, Rose P12, Mitchell, P13, Young J14, Matos M15, Secord A16, Davy M17, Gargosky S18 , Gray H19 1.Greenslopes Private Hospital, QLD, Australia 2.Scripps Cancer Center, CA, USA 3.University of California, San Francisco, CA, USA 4.New York Downtown, NY USA 5.Stanford Women’s Cancer Center, CA, USA 6.Northside Hospital, GA, USA 7.Peter MacCallum Cancer Centre, VIC, Australia 8.Collaborative Research Group, FL, USA 9.Morristown Medical Center, NJ, USA 10.Indiana University Simon Cancer Center, IN, USA 11.Marin Cancer Care, CA, USA 12.Cleveland Clinic Foundation, OH, USA 13.Austin Health Cancer Centre, VIC, Australia 14.Medical University of South Carolina, SC, USA 15.Gold Coast Hospital, QLD, Australia 16.Duke University Medical Center, NC, USA 17.Royal Adelaide Hospital, SA, Australia 18.Prima BioMed, Sydney, Australia 19.University of Washington Medical Center, WA, USA Design: Patients were eligible if they had stage III or IV EOC and obtained a complete response to standard first- or second-line platinum/ taxane based chemotherapy. The first 7 patients received CVac to allow evaluation of manufacturing in the U.S. and AUS and for safety evaluation. Patients were then randomized either to CVac therapy or standard of care (SOC). Patients in the active group were treated with up to 10 doses of CVac, 4 weekly for 7 doses, and 8 weekly for 3 additional doses. 241 Standard of Care Maintenance CVac * Patient previously cytoreduced (1° &/ or 2°) * Stage 3 or 4 EOC * First- or Second-line remission, after standard treatments Efficacy Results: Although this study was not adequately powered, the Kaplan-Meier estimate of median PFS (ITT population) resulted in no observed difference between the treatment groups; a median PFS of 10.18 months was observed in the SOC group (n=27) as compared to 10.87 months in the CVac treated (n=29), (HR 0.91, p=0.78 (95% CI: 0.49, 1.71)). The median PFS was also estimated for the individual strata of patients in either first or second remission. These data resulted in an unexpected finding in patients who were in first remission where the median PFS strongly favored the SOC arm (18.56 months) when compared to the CVac treated patients (10.87 months), (HR 1.45, p=0.37 (95% CI: 0.64, 3.25)). Importantly, a favorable trend was observed in patients in second remission when treated with CVac, with a median PFS of 7.69 months as compared to patients on the SOC arm of 5.14 months (HR 0.41, p=0.09 (95% CI: 0.14, 1.21)). Regarding the overall survival, 8 patients have been confirmed to decease to date and we’ll continue to monitor the overall survival signals in the trial. Immune Monitoring Results: No humoral immune response was induced by CVac. A mucin 1-specific, cellular immune response was observed by Intracellular Cytokine Staining (ICS) of T cells from peripheral blood mononuclear cells (PBMCs). Because of the large variability across patients, statistical analyses of the ICS data were performed across the treatment window, looking for the most enriched responses. Patients treated with CVac were assessed based on the maximum post-baseline response, to enable overall signal detection, rather than focusing on average. Preliminary data is tabulated. Safety Results: Results indicate that CVac was generally well tolerated, with no Serious Adverse Events (SAEs) considered related to protocol therapy, and the majority of AEs were considered mild and transient in nature. Characteristic CVac (N=29) SOC (N=27) Remission Status First-line therapy 19 (66%) 17 (63%) Second-line therapy 10 (34%) 10 (37%) Disease stage III 24 (83%) 20 (74%) IV 5 (17%) 7 (26%) Cytoreduction Optimal 26 (90%) 21 (78%) Suboptimal 3 (10%) 6 (22%) Age (years) Mean 56.8 (8.5) 56.2 (9.5) Median 58.0 55.0 Min, Max 34, 75 40, 74 Demographics: 63 patients were enrolled into the trial. The first 7 patients were not randomized (NR CVac) and the subsequent 56 patients were randomized to either CVac (29 patients) or to SOC (27 patients). Details are tabulated. Event Onset End Outcome Causality Small bowel obstruction 22 June 2012 30 June 2012 Recovered w/ treatment Unlikely Related Abdominal pain, dehydration, nausea, vomiting 25 June 2011 29 June 2011 Recovered w/ treatment Not Related (NR) Abdominal pain 20 Aug 2011 22 Aug 2011 Recovered NR Respiratory failure 21 Aug 2011 27 Aug 2011 Fatal NR Small bowel obstruction 28 Sept 2011 8 Oct 2011 Recovered NR Febrile neutropenia 24 Nov 2011 29 Nov 2011 Recovered NR Surgical removal iliac node (hospitalization for disease progression) 16 Dec 2011 19 Dec 2011 Recovered w/ treatment NR Small bowel obstruction 5 Nov 2012 8 Nov 2012 Recovered NR Disease progression 22 July 2013 25 July 2013 Ongoing NR Kaplan-Meier Analysis of PFS in Patients after Second-Line Chemotherapy (ITT Population) Kaplan-Meier Analysis of PFS in Patients after Chemotherapy (ITT Population) CONCLUSION: CVac was well tolerated and non-toxic. In terms of immune activity, CVac induced a mucin 1-specific T cell response and did not induce a mucin 1-antibody response. For the overall population, there was no apparent difference between the treatment arms for PFS. However, divergent trends were observed between first- and second-line remission groups; although the patient numbers were small in each group. Regarding overall survival, 8 patients have been confirmed to be deceased to date; overall survival will continue to be monitored in the trial. * p= 0.10 ** p = 0.05 SOC SOC: median PFS 5.14 months CVac: median PFS 7.69 months Hazard ratio 0.41 (95% Cl: 0.14, 1.21) P=0.09 by log-rank test (2-sided) Kaplan-Meier Analysis of PFS in Patients after First -Line Chemotherapy (ITT Population) SOC SOC SOC: median PFS 18.56 months CVac: median PFS 10.87 months Hazard ratio 1.45 (95% Cl: 0.64, 3.25) P=0.37 by log-rank test (2-sided) SOC: median PFS 10.18 months CVac: median PFS 10.87 months Hazard ratio 0.92 (95% Cl: 0.50, 1.70) P=0.78 by log-rank test (2-sided)